SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Encore Acquisition Company
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2955W100
(CUSIP Number)

December 31, 2002
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/   /  Rule 13d-1(c)
/ X /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 1,724,948 shares, which constitutes approximately 5.7% of the 30,080,627 shares of Stock deemed outstanding pursuant to Rule 13D-3(d)(1)(i) under the Act. Unless otherwise stated, all ownership percentages set forth herein assume that there are 30,033,627 shares outstanding.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        Red Oak Associates, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Delaware

                     5.    Sole Voting Power: 343,669 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 343,669 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        343,669

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  1.1%

12.    Type of Reporting Person: PN
---------------------------------------------
(1)  Power is exercised by its sole general partner, I. Jon Brumley.

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CUSIP No. 2955W100

1.    Name of Reporting Person:

        Red Oak Associates No. 2, L.P.

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization:  Delaware

                     5.    Sole Voting Power: 1,334,279 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 1,334,279 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,334,279

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  4.4%

12.    Type of Reporting Person: PN
---------------------------------------------
(1)  Power is exercised by its sole general partner, I. Jon Brumley.


CUSIP No. 2955W100

1.    Name of Reporting Person:

        I. Jon Brumley

2.    Check the Appropriate Box if a Member of a Group:

        (a) /   /

        (b) / X /

3.    SEC Use Only

4.    Citizenship or Place of Organization:  United States

                     5.    Sole Voting Power: 1,677,948 (1)
Number of
Shares
Beneficially    6.    Shared Voting Power: -0-
Owned By
Each
Reporting        7.    Sole Dispositive Power: 1,677,948 (1)
Person
With
                     8.    Shared Dispositive Power: -0-

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:

        1,724,948 (1)(2)

10.    Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:

          /   /

11.    Percent of Class Represented by Amount in Row (9):  5.7% (3)

12.    Type of Reporting Person: IN
---------------------------------------------
(1)  Solely in his capacity as sole general partner of Red Oak Associates, L.P. with regards to 343,669 shares of the Stock and sole general partner of Red Oak Associates No. 2, L.P. with regards to 1,334,279 shares of the Stock.
(2)  Includes 47,000 shares of Common Stock that may be acquired upon the exercise of options.
(3)  Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 30,080,627 shares of the Stock outstanding.


Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 14, 2002 (the "Schedule 13G"), relating to the Common Stock (the "Stock"), of Encore Acquisition Company (the "Issuer").  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G.

Item 2(a).     Names of Persons Filing.

Item 2(a) is hereby amended by adding at the end thereof the following:

As a result of his individual ownership of shares of the Stock as disclosed herein, Brumley will be a Reporting Person for purposes of this and future filings.

Item 2(b).  Address of Principal Business Office, or if None, Residence.

Item 2(b) is hereby amended by adding at the end thereof the following:

The address of the principal business office of Brumley is 777 Main Street, Suite 1400, Fort Worth, Texas 76102.

Item 4.    Ownership.

Item 4 is hereby amended and restated in its entirety as follows:

(a) - (b)

Reporting Persons

Red Oak

The aggregate number of shares of the Stock that Red Oak owns beneficially, pursuant to Rule 13d-1 of the Act is 343,669, which constitutes approximately 1.1% of the outstanding shares of the Stock.

Red Oak 2

The aggregate number of shares of the Stock that Red Oak 2 owns beneficially, pursuant to Rule 13d-1 of the Act, is 1,334,279, which constitutes approximately 4.4% of the outstanding shares of the Stock.

Brumley

Because of his position as sole general partner of each of Red Oak and Red Oak 2, and because of his individual ownership of shares of the Stock, Brumley may be deemed to own beneficially, pursuant to Rule 13d-1 of the Act, 1,724,948 shares of the Stock, which constitute in the aggregate approximately 5.7% of the 30,080,627 shares of Stock deemed outstanding pursuant to Rule 13d-3(D)(1)(i) of the Act.

To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

(c)
Reporting Persons

Red Oak

Acting through its sole general partner, Red Oak has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 343,669 shares of the Stock.

Red Oak 2

Acting through its sole general partner, Red Oak 2 has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,334,279 shares of the Stock.

Brumley

In his capacity as sole general partner of each of Red Oak and Red Oak 2, Brumley has the power to vote and to direct the vote and to dispose or to direct the disposition of 1,677,948 shares of the Stock.

Item 10.    Certification.

Item 10 is hereby amended and restated in its entirety as follows:

Not Applicable.


After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

DATED:    February 14, 2003

RED OAK ASSOCIATES, L.P.,
a Delaware limited partnership

By:  /s/ I. Jon Brumley
        I. Jon Brumley, the sole general partner

RED OAK ASSOCIATES NO. 2, L.P.,
a Delaware limited partnership

By:  /s/ I. Jon Brumley
        I. Jon Brumley, the sole general partner

/s/ I. Jon Brumley
I. JON BRUMLEY